Confidential Treatment Requested

by Hewitt Associates, Inc.

Hewitt Associates, Inc. 100 Half Day Road Lincolnshire, IL 60069 Tel 847.295.5000 Fax 847.295.7634 www.hewitt.com July 10, 2009

VIA FACSIMILE AND EDGAR

Mr. Kevin Woody

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hewitt Associates, Inc.
Form 10-K for the fiscal year ended September 30, 2008
File No. 1-31351

Dear Mr. Woody:

On behalf of Hewitt Associates, Inc. (the “Company”), this letter responds to the Commission’s letter dated June 2, 2009 to Mr. John Park containing the Staff’s comments with respect to the above-referenced filings. For your convenience, each of the Staff’s comments is reprinted in bold below.

Schedule 14A Proxy Statement

Compensation Discussion and Analysis, page 15

1.	With respect to our prior comments 2, 3, and 4, please supplementally provide us with revised disclosure for fiscal 2008 in response to these comments. In addition, we note the second paragraph of your response to comment 3 in our letter dated March 31, 2009. With regard to qualitative performance factors, in future filings and supplementally to us, please also specifically disclose the qualitative goals that each NEO met during the prior fiscal year rather than only providing examples of the types of qualitative goals taken into consideration. Such disclosure will provide your investors a complete understanding of how such compensation was awarded.

For the Staff’s convenience, we have reproduced the section of our Compensation Discussion and Analysis entitled “Explanation of Compensation Components”, which begins on page 18 of the proxy statement, and have marked the section to reflect the supplemental information requested by the Staff.

Confidential Treatment Requested by Hewitt Associates, Inc.

HEW – 001

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested

by Hewitt Associates, Inc.

Kevin Woody

United States Securities and Exchange Commission

July 10, 2009

Form 10-K for the fiscal year ended September 30, 2008

Financial Statements

Note 2 Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 59

2.	We have reviewed your response to comment number 9. Please tell us the historical retention rates experienced by the Registrants for each of the three operating segments which support management’s representations that existing customers will provide cash flows well beyond the contract terms.

The Company’s three operating segments are Benefits Outsourcing, HR BPO and Consulting. In the Benefits Outsourcing segment, client contracts typically have three to five year terms. In the Company’s HR BPO segment, client contracts typically have seven to ten year terms. In the Company’s Consulting segment, client contracts typically are short term in nature, however actuarial and compensation consulting relationships tend to be long-standing, ongoing relationships. A discussion of client retention rates in relation to the customer relationship intangibles for each segment follows. In connection with all of the Company’s significant acquisitions, the Company engages an independent professional services firm to assist in identifying and valuing intangible assets pursuant to SFAS No. 142. The Company assesses the facts and circumstances each reporting period to determine if the estimated useful lives of its intangible assets need revision, in accordance with SFAS No. 142.

Benefits Outsourcing

In the Benefits Outsourcing segment, annual client retention rates are approximately [**]% (note that the Company tracks the retention of clients providing annual segment revenues greater than $100,000 to distinguish ongoing client relationships from minor one-time engagements; this methodology encompasses 98% of Benefits Outsourcing’s fiscal 2008 revenue). The total unamortized balance of customer relationships in this segment was approximately $40 million at September 30, 2008, and, of this amount, approximately $31 million relates to the preliminary purchase price allocation for a fiscal 2008 acquisition which is being amortized over an estimated useful life of seven years. The longest estimated useful life the Company has utilized for customer relationships in this segment is fourteen years, and relates to a fiscal 2003 acquisition which has a net book value of approximately $6 million at September 30, 2008.

HR BPO

In the HR BPO segment, the client relationships that relate to the Company’s intangible asset are still in the early- to mid- stages of their contract life cycles, and therefore the Company does not view retention rates as a meaningful measure of expected renewals as many of these clients have not yet reached

Confidential Treatment Requested by Hewitt Associates, Inc.

HEW – 002

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested

by Hewitt Associates, Inc.

Kevin Woody

United States Securities and Exchange Commission

July 10, 2009

that decision point. Rather, the Company believes that significant up-front implementation costs for the HR BPO services create significant switching costs which are expected to result in high retention rates for this segment over time.

For the HR BPO segment, the total unamortized balance of customer relationships at September 30, 2008 was approximately $67 million, which relates to a fiscal 2005 acquisition that is being amortized over an estimated useful life of ten to fifteen years. The customer relationships were specifically identified at the contract level and the Company evaluates each acquired HR BPO contract on a quarterly basis to determine if events and circumstances warrant a revision to the estimated useful life. Annual client retention rates are approximately [**]% relating to the original client relationship list acquired in the fiscal 2005 acquisition. These retained clients constituted approximately 95% of the initial intangible asset value. The majority of the clients not retained were a result of the Company’s initiatives to restructure its portfolio to improve client profitability and focus on a set of core HR BPO services. As these clients transitioned from the Company, the value of the related customer list intangible asset was impaired and/or the estimated useful life was decreased.

Consulting

In the Consulting segment, annual client retention rates are approximately [**]% (the Company tracks the retention of clients providing annual segment revenues greater than $100,000 to distinguish ongoing client relationships from minor one-time engagements; this methodology encompasses 86% of Consulting’s fiscal 2008 revenue).

The total unamortized balance of customer relationships in this segment was approximately $80 million at September 30, 2008. Of this amount, approximately $64 million relates to a fiscal 2003 acquisition of a U.K. actuarial business and is being amortized over a thirty-year estimated useful life. Annual client retention rates are approximately [**]% relating to the acquired client relationships in the fiscal 2003 acquisition. The remaining $16 million of unamortized customer relationship intangible assets in the Consulting segment primarily relates to fiscal 2008 acquisitions and is being amortized over an estimated useful life of ten years. The fiscal 2003 acquisition of a U.K. actuarial business was a large, well established firm with historically high retention rates and customer loyalty as compared to the fiscal 2008 acquisitions which related to smaller, less established firms in different consulting practices.

The Company believes that its high historical retention rates along with actuarial and benefits industry-specific factors, including stable, long-term client relationships, steep learning curves relating to retirement plan provisions and designs and customized client benefits administration solutions, support management’s assertion that the expected cash flows from identified customer relationship intangible assets exceed the customer’s contractual life.

Confidential Treatment Requested by Hewitt Associates, Inc.

HEW – 003

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested

by Hewitt Associates, Inc.

Kevin Woody

United States Securities and Exchange Commission

July 10, 2009

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (847) 442-2819.

Sincerely,

By: /s/ John J. Park

      John J. Park

      Chief Financial Officer

Confidential Treatment Requested by Hewitt Associates, Inc.

HEW – 004

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested

by Hewitt Associates, Inc.

Kevin Woody

United States Securities and Exchange Commission

July 10, 2009

EXCERPT FROM DECEMBER 15, 2008 PROXY STATEMENT WITH ADDITIONAL DISCLOSURES INSERTED

(Note: additions are indicated by underline, deletions are indicated by ~~strike-through~~)

Explanation of Compensation Components

(1) Base Salary

Base salaries are designed to pay for the experience and skills necessary for the assigned position. Changes in base salaries may also be used to reward executives for taking on new responsibilities. Base pay is targeted at the 50th percentile. The Company considers the market data mid-range (plus/minus 10% of the median) as a measure of the market 50th percentile. Based on the Independent Consultant report (described on page 16) and the negotiations with executives (described on page 17), the Company set the base salary of the Named Executive Officers for fiscal 2008 at the market 50th percentile, except for Mr. Park who is slightly above the 50th percentile. This is consistent with the Company’s philosophy and compensation objectives (described on page 15). To the extent that top performers are rewarded with base salary increases, this component supports our pay for performance objective.

Total compensation targets for fiscal 2009, including base salary levels, were reviewed at the November 11, 2008 meeting of the Committee. As in the past, the Committee reviewed current base salary levels against the defined peer group and determined that salary levels of the Named Executive Officers were reasonable compared to the targeted position to market at the 50th percentile. Current Named Executive Officer salaries are set within the mid-range, except for Mr. Park who is slightly above the mid-range. The Committee also considered the state of the economy and felt it was important to hold the line on executive salary levels in anticipation of market trends. Therefore, there were no changes to the salary levels of the Named Executive Officers for fiscal 2009 which are disclosed in the Summary Compensation Table on page 26.

(2) Short-term Incentives

Annual Bonus

Annual Bonus payments are designed to reward Company, business segment and individual performance. Actual awards will fluctuate based on these results and, therefore, the financial reward is tied to performance and supports our pay for performance objective. Annual Bonus opportunities are designed to provide market competitive pay at targeted performance levels.

Performance objectives intended to focus attention on achieving key Company, business segment, strategic, and individual goals are established for each executive officer. Annual performance goals serve both to motivate executives as well as to increase stockholder returns by focusing executive performance on the attainment of those annual goals identified as having a positive impact on the Company’s business results. The Committee reviews and approves annual performance goals for the CEO and other executive officers.

Fiscal 2009 annual bonus targets for the Hewitt senior leadership team, including the Named Executive Officers, were reviewed upon completion of an external market competitiveness analysis by W.T. Haigh & Company. This review occurred at the November 11, 2008 Committee meeting. On average, short-term incentive opportunity is targeted at the 50th percentile for similar positions in our peer group. The Company considers the market data mid-range (plus/minus 10% of the median) as a measure of the market 50th percentile. The Committee’s external review of annual bonus targets against the defined peer group showed that fiscal 2008 Named Executive Officer bonus targets, when expressed as a percent of salary were somewhat below the mid-range and bonus targets, and when expressed as a dollar amount, are in line or somewhat below market mid-range levels. However, the CEO recommended no increase

Confidential Treatment Requested by Hewitt Associates, Inc.

HEW – 005

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested

by Hewitt Associates, Inc.

Kevin Woody

United States Securities and Exchange Commission

July 10, 2009

in bonus targets or overall cash targets in light of the current economic environment. Therefore, there were no changes to the bonus target levels of the Named Executive Officers for fiscal 2009. Bonus targets are listed below as a percentage of eligible base salary.

Name	FY08 Target	FY09 Target
Russell P. Fradin	100%	100%
John J. Park	70%	70%
Perry O. Brandorff	N/A	N/A
Julie S. Gordon	60%	60%
Jay C. Rising	70%	70%
Kristi A. Savacool	60%	60%

Fiscal 2008 Annual Bonus Plan

Fiscal year 2008 bonus target percentages were initially reviewed and approved at the November 19, 2007 Committee meeting. Actual awards could range from 0% to 200% of the target percentage.

For fiscal 2008, annual bonus goals were divided into three categories: Financial, Build for the Future and Management/Associate Development. This plan design was consistent with fiscal 2007. For Named Executive Officers, a significant portion of the bonus was based on achievement of measurable financial goals.

Financial and Quantifiable Goals

These are goals based on objective, quantifiable financial measures. In fiscal 2008, financial goals included Hewitt operating income and revenue targets. These goals also included reducing employee turnover and improving engagement, a measure of employee satisfaction, which reflect the Company’s commitment to creating a rewarding work environment. For those Named Executive Officers responsible for a business unit, their financial goals were a combination of Hewitt financial measurements (operating income and revenue), and financial measurements for their business unit, including operating income and revenue. Financial results used to determine fiscal year 2008 results were normalized to exclude certain one-time events, including charges incurred in connection with the rationalization of our real estate portfolio and certain contract restructurings and gains relating to the acquisition or divestiture of a business.

Build for the Future

These are goals based on development or improvement of a product/service, system, process, or program that will improve business results. Examples include launching new services, making acquisitions and improving systems and technology. Individual project goals for the year may also be captured in this category of the annual bonus goals. Payout in this category is based on achievement of actual goals. For the CEO, the evaluation is performed by the Committee and approved by the Board of Directors.

Confidential Treatment Requested by Hewitt Associates, Inc.

HEW – 006

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested

by Hewitt Associates, Inc.

Kevin Woody

United States Securities and Exchange Commission

July 10, 2009

Management/Associate Development

These are goals based on the achievement of defined objectives that lead to development of individuals and/or team members. These goals may build productivity in the short-term or develop competencies for the future. Payout in this category is based on the CEO’s determination of the extent to which his direct reports met applicable goals. For the CEO, the evaluation is performed by the Committee and approved by the Board of Directors.

Awards under the fiscal 2008 annual bonus plan are shown below in the Summary Compensation Table under the column headed Non-Equity Incentive Plan Compensation. A summary of the metric weightings and payout levels for each of the Named Executive Officers is listed below.

Fiscal 2008 Bonus Payouts	Hewitt Financial Goals(1)		Segment Financial Goals(2)		Qualitative Objectives(3)		Aggregate Payout Level (4)
Name	Weight	Payout	Weight	Payout	Weight	Payout
Russell P. Fradin	75%	198%	—	—	25%	138%	183%
John J. Park	70%	198%	—	—	30%	122%	175%
Perry O. Brandorff	—	—	—	—	—	—	100	%(5)
Julie S. Gordon	40%	197%	—	—	60%	91%	133%
Jay C. Rising	10%	197%	65%	127%	25%	124%	133%
Kristi A. Savacool	29%	196%	—	—	71%	127%	149%

(1)	Hewitt financial goals for the bonus plan are Underlying Operating Income and Direct Revenue. Bonus targets and fiscal 2008 results are discussed below.

(2)

Segment financial goals for Mr. Rising are Underlying Benefits Outsourcing Operating Income, Benefits Outsourcing North America Revenue, HR Business Process Outsourcing Operating Income and HR Business Process Outsourcing Revenue. Bonus targets and fiscal 2008 results are discussed below. As President-HR Outsourcing, Mr. Rising has specific segment goals related to the Benefits Outsourcing and HR Business Process Outsourcing segments.

(3)

Qualitative Objectives include “Build for the Future”, and “Management/Associate Development” categories as discussed above, as well as turnover, employee engagement, client retention and business controls. A more detailed overview is provided below.

(4)	Expressed as a percentage of bonus target.

(5)	Per Mr. Brandorff’s agreement, he received a fiscal 2008 bonus award at target.

~~Fiscal year 2008 results represented a significant improvement over 2007. Reported net revenues increased 8% in fiscal 2008. Reported operating income was $312.8 million, compared to an operating loss of $143.0 million in fiscal 2007. Reported net income was $188.1 million, or $1.85 per diluted share, compared to a loss of $175.1 million, or a loss of $1.62 per diluted share in the prior year.~~

Bonus Plan Financial Results:

Fiscal 2008 bonus plan targets were set so that performance required to qualify for payouts at target was achievable but challenging and performance required to qualify for payouts at the top of the range was difficult to

Confidential Treatment Requested by Hewitt Associates, Inc.

HEW – 007

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested

by Hewitt Associates, Inc.

Kevin Woody

United States Securities and Exchange Commission

July 10, 2009

achieve. ~~Payout at target for turnover and engagement required a 10% year-over-year improvement.~~ Target levels of performance for certain financial goals represented a significant increase over prior year levels.

Financial results used to determine fiscal 2008 bonus payouts were normalized to exclude certain one-time events, including charges incurred in connection with the rationalization of our real estate portfolio and certain contract restructurings and gains relating to the acquisition or divestiture of a business. We use these normalized financial results, which are non-GAAP measures, to measure performance when establishing annual and long-term incentives since they facilitate performance comparisons from period to period by excluding certain non-recurring or non-cash items, thereby presenting what we believe to be a more accurate measure of our core operating results. These measures can be reconciled to GAAP by referring to our press release announcing 2008 full year results located in the Investor Relations section of our website at www.hewitt.com and that have been furnished to the SEC with our current report on Form 8-K dated November 17, 2008, unless otherwise indicated below. In addition, bonus targets for 100% payment are aligned to the business financial plan for the fiscal year.

Hewitt Underlying Operating Income: Underlying operating income increased 30% to $334.0 million, from $257.1 million in the prior year. This compares to the $301.4 million target for the bonus plan and resulted in a 196% payout for this measure.

Hewitt Direct Revenue: Reported net revenues increased 8% in fiscal 2008 to $3.2 billion. The bonus plan is based on normalized revenue of $3.1 billion in fiscal 2008, which excludes third-party revenue and was adjusted for HR BPO contract restructurings. This exceeded a $3.0 billion target for the bonus plan and resulted in a 187% payout for this measure.

Benefits Outsourcing Operating Income*: Benefits Outsourcing segment income increased 20% in fiscal 2008, to $365.3 million, compared with $304.0 million in the prior year. The bonus plan is based on normalized segment operating income of $378.9 million in fiscal 2008, which excludes charges incurred in connection with the rationalization of the Company’s real estate portfolio and HR BPO contract restructurings. Although this was a significant improvement over the prior year, actual bonus results fell short of the $392.0 million target set for the bonus plan and resulted in a 54% payout for this measure.

Benefits Outsourcing North America Revenue*: Benefits Outsourcing segment revenues increased 5% in fiscal 2008, to $1.55 billion, from $1.48 billion in the prior year. The bonus plan is based on normalized revenue related to North America of $1.45 billion in fiscal 2008, which excludes revenue related to international locations and HR BPO contract restructurings. Actual bonus results slightly exceeded the $1.44 billion target for the bonus plan and resulted in a 105% payout for this measure.

HR Business Process Outsourcing Operating Income*: Segment loss was $83.3 million in fiscal 2008, compared with a loss of $492.2 million in the prior year. The bonus plan is based on normalized segment operating loss of $89.5 million in fiscal 2008, which excludes a gain related to a divested business, HR BPO contract restructurings and charges incurred in connection with the rationalization of the Company’s real estate portfolio. Actual bonus results significantly exceeded the $126.8 million loss target under the bonus plan and resulted in a 200% payout for this measure.

HR Business Process Outsourcing Revenue*: Segment revenues increased 3% in fiscal 2008, to $554.9 million, from $539.5 million in the prior year. The bonus plan is based on normalized revenue of $500.2 million in fiscal 2008, which excludes third-party revenue and was adjusted for HR BPO contract restructurings. Actual bonus results significantly exceeded the $474.6 million target for the bonus plan and resulted in a 200% payout for this measure.

* Only applicable to Mr. Rising because, as President-HR Outsourcing, Mr. Rising has specific segment goals related to the Benefits Outsourcing and HR Business Process Outsourcing segments.

Confidential Treatment Requested by Hewitt Associates, Inc.

HEW – 008

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested

by Hewitt Associates, Inc.

Kevin Woody

United States Securities and Exchange Commission

July 10, 2009

Bonus Plan Qualitative Objective Results:

Voluntary Turnover: Payout at target for turnover required a 10% year-over-year improvement. The bonus plan goal for fiscal 2008 was based on historical turnover results and targeted a statistically significant year-over-year improvement. For fiscal 2008, Hewitt voluntary turnover was significantly lower than the bonus plan target and the bonus plan result was a 200% payout for this measure.

Employee Engagement: Payout at target for employee engagement required a 10% year-over-year improvement. The bonus plan goal for fiscal 2008 was based on historical survey results and targeted a statistically significant year-over-year improvement. For fiscal 2008, Hewitt engagement survey results significantly exceeded the bonus plan target and the bonus plan result was a 200% payout for this measure.

Build for the Future and Management and Associate Development are included in qualitative objectives. In addition, Mr. Park had objectives for Business Controls, Ms. Gordon had objectives for Client Market Leadership (CML) results and Ms. Savacool had objectives for Lean Program results.

The Compensation and Leadership Committee of the Board of Directors evaluated the performance of all NEOs against their objectives and approved the payout result. Qualitative Objectives for Named Executive Officers were as follows:

Russell P. Fradin’s qualitative goals were as follows: 1) Build for the Future objectives to create a fiscal 2009 Operating Plan that improves growth and EPS, create more clarity in direction and milestones for overall strategy and business unit strategies, complete acquisition(s) that help accelerate the growth of the business, continue to build relationships with shareholders and develop a plan to further improve systems and technology; and 2) Management Development objectives consisted of goals related to team development, talent management and upgrades, improved engagement and succession planning goals. Mr. Fradin’s bonus payout was 125% and 150%, respectively, for these two categories.

John J. Park’s qualitative goals were as follows: 1) Business Control objectives consisted of ensuring the Company’s control structure is adequate with particular emphasis on international risks, providing high quality support to the Audit Committee and improving financial reporting; 2) Build for the Future objectives consisted of implementing a plan for long-term capital structure, executing share buyback goals, and developing a fiscal 2009 plan that improves revenue growth and margins; and 3) Management Development objectives consisted of goals related to team development, talent management and upgrades, improved engagement, succession planning goals and improving Finance turnover and engagement. Mr. Park’s bonus payout was 125%, 150% and 90%, respectively, for these three categories.

Julie Gordon’s qualitative goals were as follows: 1) Client Market Leadership objectives consisted of meeting project revenue goals, team revenue growth and sales goals, achieving client contract renewal goals, improving client satisfaction scores and increasing reference clients; 2) Build for the Future objectives consisted of creating client development plans, building a pipeline of sales opportunities and building client level reporting capabilities; and 3) Management Development objectives consisted of goals related to team development, talent management and upgrades, improved engagement and succession planning goals. Ms. Gordon’s bonus payout was 95%, 80% and 80%, respectively, for these three categories.

Jay Rising’s qualitative goals were as follows: 1) Build for the Future objectives consisted of creating growth strategies for fiscal 2009 and beyond, executing mid-market initiatives, developing add-on applications and acquisitions, creating strategies to improve the European Pension Administration business, and developing measures for client satisfaction; and 2) Management Development objectives consisted of

Confidential Treatment Requested by Hewitt Associates, Inc.

HEW – 009

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested

by Hewitt Associates, Inc.

Kevin Woody

United States Securities and Exchange Commission

July 10, 2009

goals related to team development, talent management and upgrades, improved engagement and succession planning goals. Mr. Rising’s bonus payout was 110% and 100%, respectively, for these two categories.

Kristi Savacool’s qualitative goals were as follows: 1) Lean Program results including achievement of savings from process improvements, real estate consolidations, and various company-wide cost saving initiatives; 2) Build for the Future included the development of application and configuration roadmaps for technology resources and building the technology governance and systems roadmap in her Senior Vice President – Global Business Services and Technology role; objectives were to improve client satisfaction and delivery and to develop and execute a quality strategy for the organization in her Senior Vice President – Total Benefit Administration Outsourcing role; and 3) Management Development objectives consisted of goals related to team development, talent management and upgrades, improved engagement and succession planning goals. Ms. Savacool’s bonus payout was 101%, 137% and 110%, respectively, for these three categories.

Fiscal 2009 Annual Bonus Plan

Fiscal year 2009 bonus target levels were reviewed and approved at the December 1, 2008 Committee meeting. The fiscal 2009 plan design is similar to fiscal 2008. Goals are again divided into three categories: Financial, Build for the Future and Management/Associate Development and a significant portion of the bonus will again be based on achievement of measurable financial goals. Actual awards can range from 0% to 200% of the target percentage. In general, we set targeted levels of performance for the fiscal year 2009 with the intention of requiring meaningful improvements in performance as compared with actual fiscal 2008 results. Target levels of performance for certain financial goals generally represent a significant increase over prior year levels and were set so that performance required to qualify for a payout at target is achievable but challenging. Performance required to qualify for payouts at the top of the range will be difficult to achieve.

(3) Long-term Incentives

We believe that annual long-term incentive compensation, designed to reward performance over a multi-year period, performs an essential role in retaining and motivating senior executives and encouraging them to make decisions that enhance the long-term value of shareholders’ investments. The financial opportunities under our Long-term Incentives are designed to provide market competitive pay at targeted performance levels.

Actual long-term incentive grants for individual Named Executive Officers are based on a variety of factors such as individual performance, criticality of role, existing retention value of outstanding awards and expected future contributions. The Company considers the market data mid-range (plus/minus 10% of the median) as a measure of the market 50th percentile. Based on the external consultant’s market review of long-term incentive levels in peer companies, the CEO’s grant value was somewhat above the market 50th percentile and that the grant values for other Named Executive Officers were somewhat below the market 50th percentile.

For the Named Executive Officers, approximately 50% of the fiscal 2008 long-term incentive opportunity was structured as performance share units and the remaining 50% in the form of stock options. This mix was consistent with fiscal 2007. Both the market mid-range and the targeted mix were considered when determining equity award target values and the number of performance share units and stock options, The goal is to provide long-term incentive compensation that is balanced in meeting our pay for performance and retention objectives. Performance share units provide a more immediate retention value since there is unvested potential value at the date of grant. At the same time, performance share units must be earned based on financial performance and the value fluctuates with the stock performance. Stock options are directly tied to the stock performance and will not provide any value unless the stock price appreciates.

Confidential Treatment Requested by Hewitt Associates, Inc.

HEW – 010

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested

by Hewitt Associates, Inc.

Kevin Woody

United States Securities and Exchange Commission

July 10, 2009

Details of 2008 long-term incentive compensation awards are discussed in the Grants of Plan-Based Awards Table.

In fiscal 2009, long-term incentives will again be delivered through a combination of performance share units and stock options, with approximately 50% of the long-term incentive opportunity in the form of performance share units and the remaining 50% in the form of stock options. The Company continues to believe that these two vehicles are in alignment with our stated compensation objectives.

Performance-Based Stock

Performance share units are intended to provide a strong incentive for achieving specific performance objectives over a defined period. Therefore, the final earned award is tied to performance and supports our pay for performance objective. Since the value of the award will fluctuate along with the Company stock price, there is also a strong connection between the executive and shareholder interests. Performance share units have a three year vesting period which is designed to provide substantial retentive value that would be forfeited if the executive were to leave the company.

Performance share units for Named Executive Officers represent an obligation of the Company to deliver a number of shares ranging from zero to 200% of the initial number of units granted at the end of the performance period, depending on performance against objective, pre-established financial metrics.

Fiscal 2006 Performance Share Plan Awards

Performance share units were first granted in November 2005 to 30 members of senior management who participate in this plan, including certain Named Executive Officers. The actual number of shares paid may vary from zero to 200% of an executive’s target payout based on the Company’s actual performance over the three year performance period ending September 30, 2008. The Company’s performance is measured against pre-established targets including three year average revenue growth and cumulative economic profit over a three year period. Based on actual performance through fiscal 2008, no awards were earned under this plan.

Fiscal 2008 Performance Share Plan Awards

For fiscal 2008, performance share units were granted to the CEO and other Named Executive Officers. The performance cycle began on October 1, 2007, and ended on September 30, 2008. Earned performance share units vest in three equal installments over three years beginning on September 30, 2008. Upon vesting, participants will receive one share of common stock for each performance share unit earned. Payouts under this program are based on the following measures: (a) Underlying Operating Income, (b) Direct Revenues, (c) Voluntary Turnover, and (d) Engagement.

Confidential Treatment Requested by Hewitt Associates, Inc.

HEW – 011

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested

by Hewitt Associates, Inc.

Kevin Woody

United States Securities and Exchange Commission

July 10, 2009

The fiscal 2008 plan resulted in earned awards at 195.1% of target. All four metrics are measured for a one-year performance period and are the same metrics as used for the Annual Bonus Plan. As such, the results of each measure for fiscal 2008 are the same as discussed in the short-term incentive above. The supporting calculation of the final result is as follows:

	Weight	Result	Payout
Underlying Operating Income	60%	196%	117.7%
Direct Revenue	20%	187%	37.4%
Voluntary Turnover	10%	200%	20.0%
Engagement	10%	200%	20.0%

			195.1%

The following table lists the performance share units awarded on December 3, 2007 and the number of performance share units earned based on performance against the stated measurements for the performance period.

Name	Performance Share Units Target #	Performance Share Units Earned(2) #
Russell P. Fradin	42,900	83,698
John J. Park	9,500	18,535
Perry O. Brandorff(1)	10,000	0
Julie S. Gordon	7,500	14,633
Jay C. Rising	10,000	19,510
Kristi A. Savacool	7,500	14,633

(1)	Employment terminated on August 2, 2008 and as a result Mr. Brandorff forfeited his performance share units.

(2)

The amount of award earned and distributable to the participant was equal to the number of performance share units granted multiplied by the earned percent. The Earned Percent was 195.1% based upon achievement of operating income direct revenue, turnover and engagement targets. Targets represented significant improvement over 2007 results excluding non-recurring charges, and were set so that performance required to qualify for a payout at target was achievable but challenging, and performance required to qualify for payouts at the top of the range was difficult to achieve. Financial results used to determine fiscal year 2008 results against plan exclude certain restructuring charges, impact of divestitures, Company share buybacks and third party ~~pass through~~ revenue.

Confidential Treatment Requested by Hewitt Associates, Inc.

HEW – 012

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested

by Hewitt Associates, Inc.

Kevin Woody

United States Securities and Exchange Commission

July 10, 2009

Fiscal 2009 Performance Share Plan Awards

For fiscal 2009, performance share plan awards were granted to the CEO and other Named Executive Officers. Performance share units will be earned based on the Company’s fiscal 2009 operating income and revenue, as well as metrics tied to employee turnover and engagement in recognition of the Company’s commitment to making working at the Company a rewarding experience. The performance cycle began on October 1, 2008 and ends on September 30, 2009. Awards will vest in three equal installments commencing September 30, 2009. Awards made to the Named Executive Officers as of December 1, 2008 were as follows:

Name	Value at Time of Award(1) $	Range of Shares
		Threshold #	Target #	Maximum #
Russell P. Fradin	$1,874,400	0	71,000	142,000
John J. Park	409,200	0	15,500	31,000
Julie S. Gordon	198,000	0	7,500	15,000
Jay C. Rising	448,800	0	17,000	34,000
Kristi A. Savacool	316,800	0	12,000	24,000

(1)	Value at the time of the award was based on $26.40 closing price on December 1, 2008, the date of grant assuming shares are earned at target levels.

In general, we set targeted levels of performance for the 2009 fiscal year with the intention of requiring meaningful improvements in performance as compared with actual fiscal 2008 results. Payout at target for employee turnover requires levels similar to current levels which the Company considers to be excellent and for employee engagement requires improvement of 10% year over year. Target levels of performance for certain financial goals require significant improvement over prior year levels and were set so that performance required to qualify for a payout at target is achievable but challenging. Performance required to qualify for payouts at the top of the range will be difficult to achieve.

Stock Options

We believe that stock options align employees’ interests with those of other stockholders, because when the price of the stock declines from the price at the grant date, the employee obtains no value. Only when the price increases will the employee receive financial reward. Therefore, the potential for compensation is linked to Company stock performance and supports our pay for performance objective. As described on page 17, the Company uses its compensation benchmarking and review of total compensation mix to determine the amount of equity awards. The Company sets such equity awards to be competitive with our peer group. This is consistent with the Company’s philosophy and compensation objectives (described on page 15).

Options granted to senior executives typically vest over a four-year period with 25% becoming exercisable on each anniversary of the grant date and have a ten-year term. The vesting schedule can provide substantial retentive value that would be forfeited if the executive were to leave the Company. All options were granted with an exercise price equal to the fair market value of the Hewitt common stock on the date of the grant.

Confidential Treatment Requested by Hewitt Associates, Inc.

HEW – 013

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83